Exhibit 1

MI Developments Inc. 455 Magna Drive Aurora, Ontario L4G 7A9 Tel (905) 713-6322 Fax (905) 713-6332

MI DEVELOPMENTS ANNOUNCES CHANGES TO BOARD OF DIRECTORS

October 22, 2008, Aurora, Ontario, Canada – MI Developments Inc. (MID) (TSX: MIM.A, MIM.B; NYSE: MIM) today announced that Messrs. Franz Deutsch and Benjamin Hutzel have been appointed to the MID Board of Directors, effective immediately.  MID also announced that Mr. Neil Davis has resigned from the Board, also effective immediately.  In addition, MID announced that Senator Rod Zimmer has been selected as Lead Director.

Mr. Deutsch is currently the President of the Austrian Canadian Business Club and has extensive operating, manufacturing, distribution and brand management experience on a global scale.  From 1981 to 1998, he was the Chairman of the Board and an Equity Partner in HTM Sports Company, a global sporting goods company whose brands included Head, Tyrolia and Mares.  He also previously served as the President of AMF Roadmaster and the Executive Vice President, Marketing of Stelber Industries Inc.

Mr. Hutzel is currently a partner at Bennett Jones LLP and has an extensive national and international practice specializing in financings, acquisitions and divestitures and joint venture structuring.  Mr. Hutzel is a Director and Chairman of the Audit Committee of the Woodbine Entertainment Group and was recently a Director of the Greater Toronto Airports Authority (where he also acted as Chairman of the Compensation and Corporate Governance Committee and a member of the Audit Committee).

Mr. Dennis Mills, MID’s Vice-Chairman and Chief Executive Officer, stated, “On behalf of the Board, I wish to welcome our new Board members and am confident that their backgrounds and experience will be of great benefit to MID.  In addition, I want to thank Neil for his service and wish him continued success.”

About MID

MID is a real estate operating company focusing primarily on the ownership, leasing, management, acquisition and development of a predominantly industrial rental portfolio for Magna International Inc. and its subsidiaries in North America and Europe.  MID also acquires land that it intends to develop for mixed-use and residential projects.  MID holds a controlling interest in Magna Entertainment Corp., North America’s number one owner and operator of horse racetracks, based on revenue, and one of the world’s leading suppliers, via simulcasting, of live horse racing content to the growing intertrack, off-track and account wagering markets.

For further information about this press release, please contact Dennis Mills, MID’s Vice-Chairman and Chief Executive Officer, at 905-726-7619.